

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2011

Via E-mail

Mr. Chris Shuning Chen
Chairman and Chief Executive Officer
VanceInfo Technologies Inc.
3/F Building 8, Zhongguancun Software Park, Haidian District
Beijing 100193, People's Republic of China

>   **Re: VanceInfo Technologies Inc.**
>   **Form 20-F for the Fiscal Year ended December 31, 2010**
>   **Filed May 11, 2011**
>   **File No. 001-33857**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

1.   We note your disclosure on page 94, that your subsidiary in China is required to set aside a certain amount of its accumulated after-tax profits each year to fund certain statutory reserves. Your disclosure also indicates that any dividends to you will be out of their accumulated profits determined in accordance with PRC accounting standards and regulations. Please tell us your considerations of disclosing the amount of retained earnings that are free of restrictions. See Rule 4-08(e)(1) of Regulation S-X. Tell us whether the amount of retained earnings that as calculated under PRC GAAP exceeds that as presented under US GAAP.

Concentration of Credit Risk, page F-17

2.   We note you disclose that the company's cash and cash equivalents are placed with authorized financial institutions. Please explain what an "authorized financial institution" is and indicate why this description conveys to a reader the credit risk associated with these institutions. Consider whether further disclosures are necessary such as whether there are governmental regulations that protect such cash balances. See FASB ASC 825-10-50-20 and 50-21.

Note 7. Accounts Receivable, page F-32

3.   Please explain why your unbilled accounts receivable increased in comparison to your billed accounts receivable during 2010. Indicate why the unbilled receivable balance represents more than half of your receivable balance. Further, tell us why the balance over 180 days outstanding increased significantly in comparison to the prior year (see your page 66). Tell us your consideration of separately disclosing the balances due from your customers that are state owned enterprises. In this regard, it appears that those customer's payment terms or days outstanding are longer than your other customers. See FASB ASC 275-10-50-18(a) and (d).

Note 17. Income Taxes, page F-39

4.   Please tell us your considerations of presenting the components of income before tax expense as either domestic or foreign. In addition, tell us your considerations of presenting the amount applicable to U.S. federal income taxes and to foreign income taxes. See Rule 4-08(h) of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief